

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 20, 2006

Mr. Richard R. Walters
President
Little Squaw Gold Mining Company
3412 S. Lincoln Dr.
Spokane, Washington 99203

> **Re:** **Little Squaw Gold Mining Company**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Form 10-QSB for the fiscal quarter ended March 31, 2006**
> **Filed March 31, 2006 and May 15, 2006**
> **File No. 001-06412**

Dear Mr. Walters:

We have reviewed your supplemental response received on June 2, 2006 and Form 10-KSB/A submitted in draft form and have the following accounting comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Draft Form 10-KSB for the Fiscal Year Ended December 31, 2005

Description of Business, page 7

1.   We note that although you made some revisions to replace or eliminate the terms
        "develop" and "development" from your filing in response to prior comment 26,
        you continue state that you are engaged in developing mineral properties when
        describing your business. As previously explained, you should not use these
        terms to describe your business until you are able to report reserves, as defined by
        Industry Guide 7. Please remove the terms "develop" or "development"
        throughout the document and replace them, as needed, with the terms "explore" or
        "exploration."

Financial Statements, page 33

Note 5 – Convertible Debenture, page 50

2.   We note in Section 4.1 of Article III of the Securities Purchase Agreement by and
        between you and RAB Special Situations (Master) Fund Limited that the
        debentures are convertible at the option of the holder at anytime at the fixed
        conversion price. Please disclose this term of the agreement.

Form 10-QSB for the Interim Period Ended March 31, 2006

Financial Statements, page 1

Note 3 – Stock Based Compensation, page 6

3.   We note that you adopted SFAS 123R as of January 1, 2006. The disclosures
        outlined in paragraph 84 of SFAS 123R are required in the period this statement is
        adopted. Please revise your interim financial statements to provide these
        disclosures.

Controls and Procedures, page 12

4.   We note the revisions you have made to your controls and procedures disclosures included in your Form 10-KSB for the fiscal year ended December 31, 2005 in response to our prior comment 23 in our letter dated May 12, 2006. Please make similar revisions to the controls and procedures disclosures included in your Form 10-QSB for the interim period ended March 31, 2006.

Closing Comments

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or Timothy Levenberg at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Kenneth Sam, Esq.
        K. Hiller (SEC)
        J. Gallagher (SEC)
        T. Levenberg (SEC)
        D. Levy (SEC)